July 21, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Attorney-Advisor
Ji Shin, Attorney-Advisor

Re:	Net Element, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed July 10, 2015
File No. 333-204840

Dear Mr. Crispino and Ms. Shin:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your verbal comments of July 17, 2015 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3 that was filed on EDGAR on July 10, 2015 (the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.           The Company has revised the Registration Statement to remove the resale of all shares of common stock underlying the Additional Notes and Additional Warrants, however the number of the shares of common stock the resale of which is sought to be registered pursuant the Registration Statement remained 53,600,000. Please revise your registration statement as necessary to decrease the number of the shares of common stock the resale of which is sought to be registered pursuant the Registration Statement.

Company has revised the Registration Statement to decrease the number of the shares of common stock the resale of which is sought to be registered pursuant the Registration Statement from 53,600,000 shares of common stock to 40,000,000 shares of common stock. The Company calculated such number (without counting any underlying shares for Additional Notes and Additional Warrants) based upon the issued and outstanding Warrants and its estimate of the shares underlying the issued and outstanding Notes, including the interest and make whole amounts payable in common stock based on such Notes’ conversion formula for Qualifying Conversion (as defined in the Notes), taking into account the current market price of the Company common stock, plus a reasonable cushion to account for possible further decreases in the market price of the Company common stock. For purposes of such calculation, the Company assumed the conversion price of $0.2052 (i.e., 93% of the weighted average price of the Company common stock on July 20, 2015).

2.           The Securities Purchase Agreement, filed as Exhibit 10.4 to the Form 8-K filed on May 1, 2015 (as amended by an Amendment No. 1 on Form 8-K/A filed on July 10, 2015), omitted the conformed signatures to such agreement.

The Company has filed on July 17, 2015 an Amendment No. 2 on Form 8-K/A (the “Form 8-K/A”) to its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2015, attaching the Securities Purchase Agreement in order to include conformed signatures in the signature pages to the Securities Purchase Agreement, filed as Exhibit 10.4 to the Form 8-K/A and incorporated into the Registration Statement by reference.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.